UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

0-16217	33-0041789
(Commission File Number)	(I.R.S. Employer Identification No.)

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

14315 West Hardy Road

Houston, Texas 77060

Telephone: (281) 847-0029

(Address and telephone number of principal executive offices)

Approximate Date of Mailing: November 12, 2004

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY

OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF NORTH AMERICAN TECHNOLOGIES GROUP, INC.’S

STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

*******

This information statement is being mailed on or about November 12, 2004, to all stockholders of record at the close of business on November 9, 2004. You are receiving this information statement in accordance with the requirements of Section 14(f) of Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, to inform you of an anticipated change in the composition of a majority of the members of the board of directors (the “Board of Directors”) of North American Technologies Group, Inc. (“NATK,” “we,” “us” or “our company”). This information statement is provided for information purposes only. You are urged to read this information statement carefully. However, no action on your part is sought or required.

DESCRIPTION OF TRANSACTIONS

On or about November 8, 2004, we agreed to restructure the ownership of our company as follows:

•	An investor group agreed to acquire all of the common stock and warrants held by our then-largest stockholder, Avalanche Resources, Ltd., a limited partnership organized under the laws of the state of Texas (“Avalanche”), and its principal, Kevin C. Maddox, for a purchase price of $10,800,000. This sale is pursuant to and subject to the terms of a Common Stock Purchase Agreement among Avalanche, Mr. Maddox, NATK and the investor group. The “investor group” consists of Big Bend XI Investments, Ltd., Crestview Capital Master, LLC and Crestview Warrant Fund, L.P. (collectively “Crestview”), HLT FFT, LLC, Midsummer Investment Ltd. (“Midsummer”), Islandia, L.P. and Richard Kiphart. This transaction is referred to as the “change in control transaction” or as the “change in control”; it is expected to close within ten days of the date of this information statement.

•	Sponsor Investments, LLC, a Texas limited liability company (“Sponsor”) agreed to exchange, subject to certain conditions, the Sponsor Option (as described in the paragraph below) and its Class B membership interest in TieTek LLC, a Delaware limited liability company that is our subsidiary (“TieTek”), for shares of our newly issued Series CC preferred stock convertible into 39,920,190 shares of our common stock and warrants to purchase 8,479,594 shares of our common stock pursuant to an Exchange Agreement. This transaction is referred to as the “Sponsor transaction”; the change of control transaction and the Sponsor transaction are collectively referred to as the “Transactions.”

•	$1.5 million of the purchase price ($10,800,000) will be deposited into an escrow account to secure the performance of Avalanche and Mr. Maddox’s representations and warranties contained in the Exchange Agreement.

•	As a condition of the closing of the Sponsor transaction, Crestview, Midsummer, Mr. Kiphart and Rooster, L.P. will exchange their respective holdings of Series AA and Series BB convertible preferred stock for shares of Series CC preferred stock convertible into an equal number of shares of common stock pursuant to the Exchange Agreement.

•	We will contribute $1 million of equity to TieTek pursuant to the Common Stock Purchase Agreement.

Avalanche, Mr. Maddox and Crestview, which collectively hold a majority of our issued and outstanding voting shares, have agreed to approve the Transactions by written consent.

The Regulations of TieTek, adopted February 5, 2004 (its limited liability company operating agreement) govern the operations of TieTek and the arrangement between its members, namely Sponsor and TieTek Technologies, Inc. (our wholly owned subsidiary). Currently, TieTek Technologies, Inc. holds the entire “Class A” membership interest (consisting of 1,000 units), and Sponsor holds the entire “Class B” membership interest (consisting of a single unit). In addition, Sponsor has the option (but not the obligation) (the “Sponsor Option”) to purchase up to 49.9% of the Class A membership interests in TieTek for $5 million (subject to reduction as set forth in the Regulations) at any time between February 5, 2006 and February 5, 2011. If Sponsor exercises the Sponsor Option, TieTek Technologies, Inc. has one year from the exercise date either to sell its interest in TieTek to Sponsor (at an offering price specified by Sponsor) or to purchase Sponsor’s interest in TieTek at the same offering price. Pursuant to the Regulations, Sponsor has control over the board of managers of TieTek; it has the right to appoint three (out of a total of five) people to the board of managers.

Previously, certain parties to the Transactions filed lawsuits and initiated arbitration actions against each other (see “Legal Proceedings,” below). In connection with the Transactions, Sponsor agrees to release its claims against Mr. Maddox; our company and TieTek Technologies, Inc. agrees to release their claims against Sponsor and Tie Investors, LLC, upon closing of the Sponsor transaction.

In addition, Crestview, Midsummer, Mr. Kiphart and Rooster, L.P. agrees to release the above-referenced parties in respect of the foregoing and waive all of their rights to dividends under the Series AA and Series BB preferred stock and to penalties or liquidated damages in respect to the late registration of the common stock underlying their preferred stock. In exchange for their releases and their waiver of rights, we will issue 724,619 shares of our common stock to Crestview, Midsummer, Mr. Kiphart and Rooster, L.P.

Currently, there are 69,677,319 shares of our common stock outstanding. After the change in control, there will be 70,401,939 shares of our common stock outstanding. Each share of our common stock entitles the holder to one vote and no other classes of securities of our company entitle its holders to vote. Avalanche, Mr. Maddox and Franklin A. Mathias currently hold 34,497,070 of voting shares; these shares represent approximately 50% of our voting shares. After the change in control, the investor group will hold 38,705,158 voting shares; these shares represent approximately 55% of our voting shares. In connection with the change of control, the composition of our board of directors has changed as follows:

•	Mr. Maddox, Tim R. Reeves and Franklin A. Mathias have resigned from our board of directors.

•	Henry Sullivan, our former chief executive officer, has been re-elected chief executive officer and a director, he replaced Mr. Maddox. Messrs. Hoyt and Scott will be nominated by the investor group to serve as directors.

Pursuant to the Exchange Agreement and upon closing of the Sponsor transaction, Sponsor and the investment group have the right to elect (a) two individuals designated by the investment group, (b) two individuals designated by Sponsor and (c) one individual designated by Sponsor and Big Bend XI Investments, Ltd. Messrs. Hoyt and Scott were designated by the investor group; Mr. Sullivan was designated by Sponsor and Big Bend XI Investments, Ltd.

MANAGEMENT

Pursuant to the Exchange Agreement and effective at the time we comply with Rule 14f-1 of the Exchange Act (i.e., at least ten days after the mailing of this information statement), the composition of our board of directors will change. The following tables set forth information regarding (i) our company’s current directors and officers and (ii) those persons who will be appointed as directors and officers upon consummation of the Transactions.

Current Directors and Officers

Our board of directors is currently composed of five directors, divided into three classes, having staggered three year terms, with the term of one class of directors expiring each year. The three classes of directors are identified as Class I, Class II and Class III based on the expiration of the terms of directors of each class. The term of the Class I directors will expire at the Annual Meeting of our stockholders in 2007; the term of the Class II directors will expire at our Annual Meeting of stockholders in 2006; the term of the Class III directors will expire at our Annual Meeting of stockholders in 2005.

Set forth below is information regarding our company’s current directors and officers.

Name	Age	Position held	Officer/Director since
Robert E. Chain (Class I Director)	52	Director	2001
John C. Malone (Class III Director)	50	Director	2003
John N. Bingham	50	Acting Chief Financial Officer	2004
Henry W. Sullivan (Class II Director)	64	Chief Executive Officer; Director	1999

Biographical Information of Current Directors and Officers

Robert E. Chain

Mr. Chain is president of Chain Oil & Gas, Inc. and has been with that company since 1986. Since February 1991 he has also served as president of Sawtooth, Inc., an oil and gas production company. His career in oil and gas acquisition and development began in 1984. Mr. Chain also serves as a director of Pinwah Pines, a real estate development company. Mr. Chain earned a BS/BA degree in Biophysics and Chemistry from Trinity University.

John C. Malone

Mr. Malone is an attorney and certified public accountant who has worked in the auditing and accounting field since 1975, and brings extensive knowledge of accounting and financial reporting to our board. Mr. Malone formed his own accounting firm in 1982 and, since 1996, has been a principal of Malone & Bailey, PLLC. Mr. Malone received his BBA, cum laude, from University of North Texas in 1975 and his J.D. from South Texas College of Law in 2000. Mr. Malone is our company’s independent financial expert serving on our audit committee as chairman.

Henry W. Sullivan

Dr. Sullivan became chief executive officer and a director in connection with the change of control transaction. Prior to becoming chief executive office and a director, Dr. Sullivan was the president of our subsidiary TieTek LLC, he became the president of TieTek LLC in February 2004. In addition, Dr. Sullivan was the president and chief executive officer and a director of our company from January 1999 until his resignation in January 2004. Before joining our company, Dr. Sullivan was employed by Huntsman Chemical and Shell Oil Company in various positions, most recently as vice president of Shell Chemical Company. He currently serves as a director of the Sarkeys Energy Center at the University of Oklahoma. Dr. Sullivan holds a Bachelors degree in Chemical Engineering from Cooper Union, and Masters and Ph.D. degrees in Chemical Engineering from New York University.

Executive Officers

John N. Bingham

Mr. Bingham has served as the acting chief financial officer of our company since January 2004. He is the principal of Slash Pine Ventures, LLC, a financial and management advisory firm that specializes in public companies. Slash Pine’s recent clients include Metals USA (Nasdaq: MUSA) and Input/Output, Inc. (NYSE: IO). Slash Pine previously provided Mr. Bingham’s services as acting chief financial officer of our company from December 2000 to January 2002. Before December 2000, Mr. Bingham was the principal financial or accounting officer of three public companies. Mr. Bingham is a certified public accountant and earned a BS in accounting from the University of Houston at Clear Lake City.

There are no family relationships among the foregoing directors and executive offices. None of the directors or executive officers has, during the past five years:

(a)	Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)	Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)	Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

New Directors and Officers

The following table sets forth information regarding each of the persons who will be appointed as directors of our company immediately following the resignations of Messrs. Chain and Malone.

Name	Position
Robert M. Hoyt (Class III Director)	Director
Kenneth Z. Scott (Class I Director)	Director

Biographical Information of the New Directors

Robert M. Hoyt

Dr. Hoyt is the managing director of Crestview Capital Master, LLC, a privately held equity investment fund. Dr. Hoyt was formerly a founder of Jenison Associates, a company that assesses and rates other businesses on the strength of their business model and management. He was previously the chief executive officer of an industrial distribution company and a psychologist on the faculty of the Mount Sinai Medical School. Dr. Hoyt received his masters degree from Northwestern University and his Ph.D in clinical psychology from Yeshiva University. He also created the Joseph Hoyt Foundation, an organization focused on issues in the American education system, and is on the boards of both Sarah Lawrence College in New York and Francis W. Parker School in Chicago.

Kenneth Z. Scott

Mr. Scott is a senior executive at Electronic Data Systems Corporation (NYSE: EDS). Mr. Scott has served as an executive in several other companies, including senior vice president at Perot System and the chief executive officer at both du Pont Glore Foreign, Inc. and Petrus Oil Company. Mr. Scott received both his BBA and MBA from Texas A&M University.

Audit Committee

Our board of directors established an audit committee to make recommendations to our board. The audit committee consists of Mr. Malone, as financial expert, and Mr. Chain. The purpose of the audit committee is to oversee the financial reporting procedures of our company, insure adequate financial and internal controls, review the scope of our annual audit and recommend the selection of independent auditors. The primary responsibilities of this committee include the following: reviewing with our acting chief financial officer the adequacy of quarterly and annual Securities Exchange Commission filings; reviewing and consulting with our independent auditors regarding their reports of audit and accompanying management letters; reviewing all our financial statements, financial controls, internal controls and accounting practices; evaluating the performance and cost of our independent auditors; recommending to our board the selection of auditors for the upcoming year; and monitoring compliance by management and employees of our major policies and financial controls.

The membership of our audit committee is designed to include a minimum of two directors, each of whom meets the Nasdaq’s independence standards and at least one of whom is an audit committee financial expert as defined by the Securities Exchange Commission. Currently, Mr. Malone meets the definition of “independent financial expert.” Our acting chief financial officer serves as an ex-officio member of the committee and attends all meetings except the annual review of our financial controls and accounting procedures with our independent auditors, Ham Langston & Brezina, LLP.

Compensation and Nominating Committees

We currently do not have nominating or compensation committees because control of our company and our board of directors is transitioning to the new board of directors. Until such committees have been established, all decisions relating to nominating directors and compensation will be made by the board as a whole.

Our board will consider recommendations for director nominees by security holders. Any nominee recommended for a position on our board must have sufficient education and experience necessary to meet the standards for qualification established by our board based on its best judgment of the needs of our company and current qualifications of our board members. Our board will identify and evaluate nominees recommended by stockholders in the same manner as the nominees generated by our board, and based on their background and experience in finance and accounting, manufacturing, sales and marketing, investments and the railroad industry.

Stockholder Communication

Stockholders may communicate with directors by sending a written communication to the attention of the secretary of our company at our offices located at 14315 West Hardy Road, Houston, Texas 77060. All communication will be forwarded directly to the intended recipients.

During the past year no stockholder, or group of stockholders, who beneficially owns more than five percent of our voting stock for at least one year, recommended an individual for nomination to the board of directors, and no third party assisted in identifying or evaluating nominees in exchange for a fee.

Code of Ethics for Senior Financial Officers

Our board of directors has not adopted a Code of Ethics for our senior financial officers, or persons performing similar functions.

Meetings

Our board acted on the following occasions by special meeting of the board of directors: January 26, 2004, February 5, 2004, February 23, 2004, August 12, 2004, November 4, 2004, and November 9, 2004.

We do not have a policy regarding attendance at its annual board meetings but encourage board members to attend. Our annual board meeting was held on April 28, 2004. Four directors attended our annual meeting.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Global Photonic Energy Company Transaction

In July 2003, Avalanche subscribed for 1,700,000 shares of common stock and a one-year warrant to purchase 1,700,000 shares of common stock at an exercise price of $0.60 per share. We issued these securities conditionally in exchange for 408,000 shares of Global Photonic Energy, a private, development-stage company whose principal business is the development of fuel cell and hydrogen production technology.

In addition, the investment by Avalanche in our company was precipitated by the fact that Nasdaq had delivered notice to our company that we would be delisted from The Nasdaq Stock Market. To prevent being delisted, we attempted to increase our aggregate stockholders equity to over $5 million in order to fall under an exemption to the minimum-$1-bid rules. We believed that the $1,020,000 value to be recorded for the Global Photonic transaction would put us in compliance with Nasdaq listing maintenance rules. Avalanche and our company also entered into a lock-up agreement regarding our shares and warrants for the principal purpose of ensuring that the exchange would not violate Nasdaq rules regarding stockholder approval of private issuances of securities to affiliates. The lock-up agreement provided that the exchange would be subject to stockholder approval, and that Avalanche would not sell, pledge, vote or otherwise be entitled to have any economic interest in the 1,700,000 shares of our common stock that it was issued pursuant to this transaction until stockholder approval was received. Such approval was obtained at the Annual Meeting of Stockholders held on April 28, 2004.

For accounting purposes, the Global Photonic common stock has been recorded at Avalanche’s original cost of $0.50 per share or $204,000, because the exchange was with a controlling entity. Based on a private placement of units of GPE common stock and warrants at $2.50 per unit that were issued prior to the subscription and evaluation of the GPE technology by the board of directors and the management of our company, we believe that the determination of the fair market value of the GPE shares is reasonable. We did not obtain an independent fairness opinion to verify our evaluation due to the inherent costs relative to the size of the transaction.

To our knowledge, no one person or entity controls Global Photonic. Global Photonic has over 300 stockholders, with the largest stockholder holding approximately 3,850,000 shares (approximately 26%) of the 14,800,000 shares outstanding. Avalanche, our company’s largest stockholder, directly owns approximately 1,491,000 shares; Mr. Maddox, owns an additional 700,000 shares and our company owns 408,000 shares (approximately 3%, and together with its affiliates, combining for a total of approximately 18% of the outstanding shares).

Agreement with Royalty Holders

Under the agreement with the royalty holders, Henry Sullivan, our chief executive officer and the President of TieTek LLC (who was one of the original royalty holders in 1996) will receive 0.417% of the 2004 and 2005 revenues and 0.833% of the subsequent eight years’ revenues.

The Royalty Agreement was the original mechanism and compensation by which NATK acquired the TieTek technology from the royalty holders. The agreement was signed by NATK and the royalty holders in January 1996. The agreement remained in its original form until 2000 when NATK forfeited on minimal royalty obligations and the royalty owners agreed to forgo royalties and the agreement was modified.

During the negotiations with Sponsor, the Royalty Agreement was questioned for two reasons:

•	Some of the terms were not clearly written and there was concern about long term interpretation issues.

•	The royalty schedule was felt to be too high during the first two years, when the venture would be limited in cash.

•	The royalty owners agreed to a renegotiation that simplified the royalty to a percent of revenue as well as a reduction of overall royalties in exchange for unregistered NATK stock and $250,000.

Because the president of TieTek LLC owned approximately one third of the royalty, a third party fairness opinion was obtained. Summit Venture Partners was engaged to compare the “new” renegotiated Royalty Agreement with the original agreement. The conclusion was that the total present value of the “new” royalty package was less than the total present value of the original royalty package. We believe NATK shareholders will benefit from the lower present value of the renegotiated Royalty Agreement.

Warrants and a Convertible Note Issued to Avalanche in 2002

On December 31, 2002, we received proceeds of $2 million from the issuance of a $2 million convertible note and common stock warrants for 2 million shares to Avalanche. We paid this note in full on February 16, 2004. The warrant expires on December 31, 2008 and has an exercise price of $0.60 per share.

Sale of Marketable Equity Securities to Avalanche in 2002

On April 9, 2002, Avalanche purchased from us for $2 million equity securities and warrants of a publicly traded company. We had acquired these securities pursuant to a purchase agreement that was approved by our stockholders on December 27, 2001. We sold these securities for their fair market value and we recognized $192,824 in taxable gain from the transaction.

Common Stock Issued to Avalanche in 2002

In 2002, we issued 166,535 shares of common stock to Avalanche in order to reimburse Avalanche for costs that it incurred on our behalf for equity raising activities in connection with the restructuring transaction. The number of shares issued to Avalanche as a reimbursement for expenses was based on the then-current private placement price of $0.85 per share.

Common Stock Issued to Robert E. Chain in 2002

In 2002, we issued 1,177 shares of common stock to Robert E. Chain in consideration for his equity raising services to our company. At the time of this transaction, Robert E. Chain was a member of our board of directors.

Common Stock and Preferred Stock Issued to Kevin Maddox in 2002 and 2003

In 2002, we issued 300,026 shares of common stock to Kevin Maddox for services that he rendered to our company in 2001. In 2003, we issued 1 million shares of preferred stock to Mr. Maddox for services that he rendered to us in 2003. In 2002, we issued an additional 23,000 shares of common stock to Mr. Maddox to reimburse him for out-of-pocket expenses in connection with equity raising activities. The number of shares issued to Mr. Maddox as a reimbursement for expenses was based on the then-current private placement price of $0.60 per share. At the time of both the 2002 and 2003 transactions, Mr. Maddox was the chief financial officer of our company.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Current Security Ownership

The following table sets forth as of November 9, 2004, certain information with respect to the beneficial ownership of our common stock by any person we know to be the beneficial owner of more than 5% of any class of our voting securities. The following table also sets forth, as the date of the closing of the Transactions, the beneficial ownership of our common stock by all officers and directors, individually and as a group. Prior to the date of the Transactions, there were 69,677,319 shares of common stock outstanding. To our knowledge, each of the persons named in the table below has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table and except to the extent authority is shared by spouses under applicable community property laws. Unless otherwise stated, the address for the persons named in the table below is 14315 West Hardy Road, Houston, Texas 77060.

Name of Beneficial Owner	Number of Shares Beneficially Owned Immediately Before the Change in Control Transaction (1)		Percent of Class Before the Change in Control Transaction		Number of Shares Beneficially Owned After the Change in Control Transaction (7)	Percent of Class After the Change in Control Transaction (8)
Avalanche Resources, Ltd. 8 Saddlewood Estates Houston, Texas 77024	38,275,662	(2)	52.11%		—	—

Kevin C. Maddox 8 Saddlewood Estates Houston, Texas 77024	38,058,014	(2)	54.60%		—	—

Franklin A. Mathias Calle L-6, Villa Caparra Guaynabo, Puerto Rico 00966	36,913,100	(2)	52.93%		217,648	*

Crestview Capital Master, LLC 95 Revere Drive, Ste. A Northbrook, Illinois 60062	11,335,009	(3)	14.51	%(4)	19,735,612	24.46%

Midsummer Investment, Ltd. 485 Madison Avenue, 23rd Floor, New York, NY 10022	5,339,863	(5)	7.12%		11,383,983	15.03%

Robert E. Chain Director	6,008			*	6,008	*

Henry Sullivan Chief Executive Officer and Director	1,006,528	(7)	1.44%		1,006,528	1.43%

All directors and officers as a group (4 persons)	1,012,536		1.44%

*	Less than 1%.

(1)	The column sets forth shares of common stock which are deemed to be “beneficially owned” by the persons named in the table under Rule 13d-3 of the Securities and Exchange Commission, including shares of common stock that may be acquired upon the exercise of stock options or warrants that are presently exercisable or become exercisable within 60 days.
(2)	In addition to the 32,995,452 shares of common stock and warrants to purchase 3,7000,000 additional shares owned of record and beneficially by Avalanche, Mr. Mathias, our chairman and a director and a stockholder of Avalanche, owns 158,824 shares of common stock and a warrant to purchase an additional 58,824 shares of common stock. Mr. Maddox, our president and chief executive officer and a director (as well as the majority stockholder of Avalanche) owns 1,342,794 shares of common stock and a warrant to purchase an additional 19,768 shares of common stock.
(3)	Crestview Capital Partners, LLC controls Crestview Capital Master, LLC. Power to vote or dispose of the shares beneficially owned by Crestview Capital Master, LLC is held by Stewart Flink and Richard Levy. Stewart Flink is a principal of Dillon Capital, Inc., an NASD-member firm.
(4)	This amount includes 2,916,666 outstanding shares of common stock, 3,325,752 shares of common stock underlying common stock purchase warrants, 925,925 shares of common stock underlying Series AA preferred stock and 4, 166,666 shares of common stock underlying Series BB preferred stock.
(5)	This amount includes 3,703,703 shares of common stock underlying the Series AA preferred stock and 1,636,160 shares of common stock underlying common stock purchase warrants. Midsummer Capital, LLC is the investment advisor to Midsummer Investment, Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment, Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock, and neither person has any legal right to maintain such delegated authority.
(6)	Dr. Sullivan is deemed to beneficially own 905,851 shares of common stock by virtue of his position as a principal executive officer of Dune Holdings, LLC, which owns 138,078 shares of common stock, and of Thor Ventures, LLC, which owns 267,773 shares of common stock. Dr. Sullivan’s holdings include 124,455 shares owned through a profit sharing plan and personal holdings for the benefit of Dr. Sullivan in addition to those shares referred to in footnote 1, above. Dr. Sullivan is a beneficiary of a trust that owns 500,000 shares of our common stock; the trust was created as payments from our company to certain royalty holders when certain patents were transferred to our company. Except to the extent of his interest as a beneficiary of that trust, Dr. Sullivan disclaims beneficial ownership of these shares. Dr. Sullivan resigned his position as president, chief executive officer and director of North American Technologies Group, Inc. to become a member of board of managers and president of TieTek, LLC. Mr. Maddox replaced Dr. Sullivan as the president and chief executive officer of North American Technologies Group, Inc.

(7)	For more detailed information, see the table below, which sets forth the stock ownership of certain beneficial owners and management after the Transactions.
(8)	For more detailed information, see the table below, which sets forth the stock ownership of certain beneficial owners and management after the Transactions.

Following the Transactions

The following tables set forth certain information regarding the ownership of our common stock immediately after the Transactions, by all of the persons and entities known by our company to be the beneficial owners of more than five percent of our common stock. The following table also sets forth the beneficial ownership of our common stock by all officers and directors, individually and as a group, as a result of the Transactions.

Name of Beneficial Owner	Number of Shares Beneficially Owned Immediately Before the Transactions(1)	Percent of Class Before the Transactions(2)	Number of Shares Beneficially Owned After the Transactions(3)		Percent of Class After the Transactions
Sponsor Investments, LLC Two Lincoln Centre 5420 LBJ Freeway, Suite 1450 Dallas, Texas 75240	—	—	48,399,784	(4)	40.74%

Big Bend XI Investments, Ltd.	—	—	17,892,473		25.41%

Crestview Capital Master, LLC 95 Revere Drive, Ste. A Northbrook, Illinois 60062	11,335,009	14.51%	19,735,612	(5)	24.46%

Midsummer Investment, Ltd. 485 Madison Avenue, 23rd Floor New York, NY 10022	5,339,863	7.12%	11,383,983	(6)	15.03%

Henry Sullivan Chief Executive Officer and Director 14315 West Hardy Road Houston Texas 77060	1,006,528	1.44%	1,006,528	(7)	1.43%

All directors and officers as a group (4 persons)			1,006,528		1.43%

(1)	For more detailed information, see the table above, which sets forth the stock ownership of certain beneficial owners and management before the Transactions.

(2)	For more detailed information, see the table above, which sets forth the stock ownership of certain beneficial owners and management before the Transactions.
(3)	The column sets forth shares of common stock which are deemed to be “beneficially owned” by the persons named in the table under Rule 13d-3 of the Securities and Exchange Commission, including shares of common stock that may be acquired upon the exercise of stock options or warrants that are presently exercisable or become exercisable within 60 days.
(4)	This amount includes 8,479,594 shares of common stock underlying common stock purchase warrants and 5,092,591 and 39,920,190 shares of common stock underlying the Series CC preferred stock. The amount of such underlying common stock is subject to adjustment.
(5)	Crestview Capital Partners, LLC controls Crestview Capital Master, LLC and Crestview Warrant Fund, L.P. Power to vote or dispose of the shares beneficially owned by either Crestview Capital Master, LLC or Crestview Warrant Fund, L.P. are held by Stewart Flink and Richard Levy. Stewart Flink is a principal of Dillon Capital, Inc., an NASD-member firm.
(6)	Includes 6,044,120 outstanding shares of common stock, 1,636,160 shares of common stock underlying common stock purchase warrants and 3,703,703 shares of common stock underlying Series CC preferred stock. Midsummer Capital, LLC is the investment advisor to Midsummer Investment, Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment, Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock, and neither person has any legal right to maintain such delegated authority.
(7)	See footnote 6 in the table above, which sets forth the stock ownership of certain beneficial owners and management before the Transactions.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act and the rules of the Securities Exchange Commission promulgated thereunder require our directors, executive officers and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and to furnish our company with copies of such filings. Based solely on our company’s review of the copies of the forms it received, our company believes that, during the fiscal year ended December 31, 2003, its officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to such individuals, except that Avalanche did not timely file its Form 4 to report the acquisition of shares of common stock in exchange for Global Photonics stock (as described in “Certain Relationships and Related Transactions—Global Photonics Energy Corporation Transaction, above); Mr. Maddox did not timely file the Form 4 related to the receipt of shares of NATK common stock in lieu of compensation for 2002 and 2003; and Mr. Malone did not timely file his Form 3 after being elected a director of our company in July 2003.

EXECUTIVE COMPENSATION OF

CURRENT OFFICERS AND DIRECTORS

The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the executive officers below, for the fiscal years ended December 31, 2003, 2002 and 2001. None of our other executive officers received compensation in excess of $100,000 for the fiscal years ended September 30, 2003, 2002 or 2001, respectively. The following table summarizes all compensation received by our chief executive officer, president and chief financial officer in fiscal years 2003, 2002 and 2001.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)		Securities Underlying Options/ SARs (#)
Henry W. Sullivan Chief Executive Officer	2003 2002 2001	176,000 176,990 167,385	— — —	— — —	— — —		— — 300,000	3,579 4,555 4,320	(1) (1) (1)

Kevin C. Maddox Former President and Chief Executive Officer (3)	2003 2002 2001	— — —	400,000 — —	— — —	590,000 123,000 —	(2) (2)	— —	59 164 —	(1) (1)

(1)	Represents life insurance premiums paid by us on policies on the executives’ lives and matching contributions to the 401(k) plan.
(2)	In 2003, Mr. Maddox was issued 1,000,000 shares of Preferred Stock valued at $590,000 in lieu of compensation and received a $400,000 bonus payable in cash for his services rendered as chief financial officer in 2003. In 2002 Mr. Maddox was issued 300,026 shares of common stock valued at $123,000 in lieu of compensation for his services as chief financial officer in 2002.
(3)	Kevin C. Maddox became President and Chief Executive Office in January of 2004 and resigned November 8, 2004. From January 2002 until January 2004, Mr. Maddox served our company as the Chief Financial Officer.

We did not grant any stock options or stock appreciation rights during 2002 or 2003 to any of the named officers.

Recent Compensation to Mr. Maddox

By board resolution dated August 12, 2004, the current board of directors approved to pay Mr. Maddox catch-up compensation and severance. However, pursuant to the terms of the Common Stock Purchase Agreement, Mr. Maddox will waive his right to accept severance payments from us in connection with his resignation as our director and chief executive officer. In addition, Mr. Maddox will reimburse $450,000 of the purchase price to us in repayment of the recent compensation given to him.

Option Exercises in 2003 and Fiscal Year-End Option Value

The following table sets forth for the named officers information regarding stock options exercised by such officer during the 2003 fiscal year, together with the number and value of stock options held at 2003 fiscal year-end, each on an aggregated basis.

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At Fiscal Year End (#)		Value of Unexercised in-the- Money Options at Fiscal Year- End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Henry W. Sullivan	—	—	452,222	100,000	—	—
Kevin C. Maddox	—	—	—	—	—	—

(1)	The last sales price of the common stock as reported on the NASDAQ SmallCap Market on November 11, 2004 was $0.80, which was lower than the exercise price of the options.

LEGAL PROCEEDINGS

The following lawsuits were released or settled as a condition precedent to closing the Transactions:

Suit Filed Against Maddox By Sponsor

On March 15, 2004, Mr. Maddox submitted a new business opportunity to the board of managers of TieTek. The submission contemplated an equity investment of at least $15 million by each of NATK and Sponsor to fund the immediate construction of two additional lines at our facility in Marshall, Texas, a two-line plant in the Eastern United States and a two-line plant in the Western United States. On March 31, 2004, Sponsor filed a lawsuit against Mr. Maddox seeking to have him removed as one of the two NATK representatives on our board of directors, claiming that the proposed equity infusion was so irrational as to be a breach of Mr. Maddox’s fiduciary duties and a warrant for his removal. Mr. Maddox will be released from claims against him as a condition precedent to closing the Transactions.

Arbitration Filed By Sponsor

On July 15, 2004, Sponsor initiated arbitration against NATK and TieTek Technologies, Inc. The arbitration sought declaratory relief that (a) the loan agreement between Tie Investors, LLC and TieTek LLC was enforceable and not usurious and (b) that the business opportunities for plants and on the east and west coasts as identified in the March 15, 2004, letter from Mr. Maddox to TieTek LLC was, for various reasons, forfeited to Sponsor. NATK and TieTek Technologies, Inc. will be released from these claims as a condition precedent to closing the Transactions.

Suit Filed Against Sponsor and Tie Investors, LLC

On June 25, 2004, our company and certain affiliates filed a proceeding in the 71st District Court of Harrison County, Texas raising claims against Tie Investors, LLC and Sponsor under Texas usury laws and for common law fraud. The suit also contends the interest charged under the transactions exceeds the legally permissible rate by more than double and is appropriate for the application of treble damages. Tie Investors, LLC and Sponsor will be released from claims against them as a condition precedent to closing the Transactions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this schedule to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 12, 2004

NORTH AMERICAN

TECHNOLOGIES GROUP, INC.

By:	/s/ Henry W. Sullivan
Henry W. Sullivan, Chief Executive Officer